Exhibit 99.3

Farhan Qadir Takes Over as CEO of Color Star, Integrating Resources to Further Develop the Company

NEW YORK, August 9, 2022 /PRNewswire/ -- Color Star Technology Co., Ltd. (Nasdaq: CSCW) ("Color Star" or the "Company"), an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence in the entertainment industry, today announced that Farhan Qadir will be the new Chief Executive Officer of the Company and will be in charge of the Company’s various businesses and operations. Mr. Qadir will also be bringing in his own global resource network in order to build a “smart technology” oriented entertainment company.

Farhan Qadir is a global connector, entrepreneur, and business advisor. Mr. Farhan Qadir established and currently owns several fashion and entertainment companies in Dubai. He also serves as the managers of a trading company and a fashion design company. Under Farhan Qadir's leadership, Color Star will be focusing on developing online artificial intelligence applications, while also integrating with Mr. Qadir’s resources to increase and accelerate the development of the metaverse and NFTs, giving another boost to the Company's development process.

Farhan Qadir, CEO of Color Star, says: "I am very honored to be the CEO of Color Star, and seeing the previous achievements of the Company gives me more confidence and motivation. At present, the Company's metaverse has made substantial gains, especially in the area of smart technology. Color World has also brought in a large number of members and users. Next, I will use utilize my resources and my experience in blockchain and NFT technology to further develop the Company on a larger scale. I will make Color Star a better technology entertainment company in the competitive global market by combining my resources with our technology to quickly scale and develop. I believe that in the future, Color Star will have an even wider market and better developments. "

At present, Color Star’s metaverse platform Color World is available on all major mobile app stores. Following the instatement of Mr. Farhan Qadir, Color Star will begin further research and development of metaverse NFT products. It will soon be followed by the implemention of blockchain technology and various other content in order to become a comprehensive entertainment technology listed company.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

Color Star Investor Relations

Office Number No. 1003, 9th Floor,

132 West 31st Street

New York, NY 10001

Office: (212) 410-5186

Email ir@colorstarinternational.com